   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 14, 1998

                                                           REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                   ------------------------------------------

                                    FORM S-6

                   ------------------------------------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                   ------------------------------------------

A. EXACT NAME OF TRUST:
                              INSURED TAXABLE FUND
                              DEFINED ASSET FUNDS

B. NAME OF DEPOSITOR:

                   MERRILL LYNCH, PIERCE, FENNER & SMITH INC.
                           SALOMON SMITH BARNEY INC.
                            PAINEWEBBER INCORPORATED
                           DEAN WITTER REYNOLDS INC.

C. COMPLETE ADDRESSES OF DEPOSITORS' PRINCIPAL EXECUTIVE OFFICES:


 MERRILL LYNCH, PIERCE,
        FENNER &
   SMITH INCORPORATED
  UNIT INVESTMENT TRUST
        DIVISION
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                          PAINEWEBBER INCORPORATED
                                                     1285 AVENUE OF THE
                                                          AMERICAS
                                                     NEW YORK, NY 10019

SALOMON SMITH BARNEY INC.
      388 GREENWICH
   STREET--23RD FLOOR
   NEW YORK, NY 10013
                                                  DEAN WITTER REYNOLDS INC.
                                                       TWO WORLD TRADE
                                                     CENTER--59TH FLOOR
                                                     NEW YORK, NY 10048


D. NAMES AND COMPLETE ADDRESSES OF AGENTS FOR SERVICE:


  TERESA KONCICK, ESQ.
      P.O. BOX 9051
PRINCETON, NJ 08543-9051                              ROBERT E. HOLLEY
                                                      1200 HARBOR BLVD.
                                                     WEEHAWKEN, NJ 07087

                                COPIES TO:           DOUGLAS LOWE, ESQ.
                          PIERRE DE SAINT PHALLE, DEAN WITTER REYNOLDS INC.
   LAURIE A. HESSLEIN              ESQ.                TWO WORLD TRADE
  388 GREENWICH STREET     450 LEXINGTON AVENUE      CENTER--59TH FLOOR
   NEW YORK, NY 10013       NEW YORK, NY 10017       NEW YORK, NY 10048


E. TITLE OF SECURITIES BEING REGISTERED:

  An indefinite number of Units of Beneficial Interest pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the Registration Statement.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     DEFINED ASSET FUNDSSM
--------------------------------------------
----------------------------------


                              INSURED TAXABLE FUND
                              (A UNIT INVESTMENT TRUST)
                              O   PORTFOLIO OF INSURED LONG TERM BONDS
                              O   TAXABLE TO U.S. INVESTORS
                              O   U.S. TAX EXEMPT FOR MANY FOREIGN INVESTORS
                              O   INCOME DISTRIBUTIONS TWICE A YEAR



SPONSORS:                      -------------------------------------------------
Merrill Lynch,                 The Securities and Exchange Commission has not
Pierce, Fenner & Smith         approved or disapproved these Securities or
Incorporated                   passed upon the adequacy of this prospectus. Any
Salomon Smith Barney Inc.      representation to the contrary is a criminal
PaineWebber Incorporated       offense.
Dean Witter Reynolds Inc.      Prospectus dated                , 1999.

--------------------------------------------------------------------------------

Defined Asset FundsSM
DEFINED ASSET FUNDSSM IS AMERICA'S OLDEST AND LARGEST FAMILY OF UNIT INVESTMENT TRUSTS WITH OVER $115 BILLION SPONSORED IN THE LAST 25 YEARS. OUR FAMILY OF DEFINED FUNDS HELPS INVESTORS WORK TOWARD THEIR FINANCIAL GOALS WITH A FULL RANGE OF QUALITY INVESTMENTS, INCLUDING MUNICIPAL, CORPORATE AND GOVERNMENT BOND PORTFOLIOS, AS WELL AS DOMESTIC AND INTERNATIONAL EQUITY PORTFOLIOS.

DEFINED ASSET FUNDS OFFER A NUMBER OF ADVANTAGES:
   O FIXED PORTFOLIO: DEFINED FUNDS FOLLOW A BUY AND HOLD INVESTMENT STRATEGY;
     FUNDS ARE NOT MANAGED AND PORTFOLIO CHANGES ARE LIMITED.
   O PRESELECTED PORTFOLIOS: WE CHOOSE THE STOCKS AND BONDS IN ADVANCE, SO YOU
     KNOW WHAT YOU'RE INVESTING IN.
   O PROFESSIONAL RESEARCH: OUR DEDICATED RESEARCH TEAM SEEKS OUT STOCKS OR
     BONDS APPROPRIATE FOR A PARTICULAR FUND'S OBJECTIVES.
   O ONGOING SUPERVISION: WE MONITOR EACH PORTFOLIO ON AN ONGOING BASIS.
NO MATTER WHAT YOUR INVESTMENT GOALS, TOLERANCE FOR RISK OR TIME HORIZON, THERE'S PROBABLY A DEFINED ASSET FUND THAT SUITS YOUR INVESTMENT STYLE. YOUR FINANCIAL PROFESSIONAL CAN HELP YOU SELECT A DEFINED ASSET FUND THAT WORKS BEST FOR YOUR INVESTMENT PORTFOLIO.


CONTENTS
                                                                PAGE
                                                          -----------
RISK/RETURN SUMMARY AND PORTFOLIO.......................           3
WHAT YOU CAN EXPECT FROM YOUR INVESTMENT................           6
   INCOME TWICE A YEAR..................................           6
   RETURN FIGURES.......................................           6
   RECORDS AND REPORTS..................................           6
THE RISKS YOU FACE......................................           7
   INTEREST RATE RISK...................................           7
   CALL RISK............................................           7
   REDUCED DIVERSIFICATION RISK.........................           7
   LIQUIDITY RISK.......................................           7
   CONCENTRATION RISK...................................           7
   INSURANCE RELATED RISK...............................           7
   LITIGATION AND LEGISLATION RISKS.....................           8
SELLING OR EXCHANGING UNITS.............................           8
   SPONSORS' SECONDARY MARKET...........................           8
   SELLING UNITS TO THE TRUSTEE.........................           8
   EXCHANGE OPTION......................................           9
HOW THE FUND WORKS......................................           9
   PRICING..............................................           9
   EVALUATIONS..........................................          10
   INCOME...............................................          10
   EXPENSES.............................................          10
   PORTFOLIO CHANGES....................................          11
   FUND TERMINATION.....................................          11
   CERTIFICATES.........................................          12
   TRUST INDENTURE......................................          12
   LEGAL OPINION........................................          13
   AUDITORS.............................................          13
   SPONSORS.............................................          13
   TRUSTEE..............................................          13
   UNDERWRITERS' AND SPONSORS' PROFITS..................          13
   PUBLIC DISTRIBUTION..................................          14
   CODE OF ETHICS.......................................          14
   YEAR 2000 ISSUES.....................................          14
TAXES...................................................          14
SUPPLEMENTAL INFORMATION................................          15
FINANCIAL STATEMENTS....................................          16
   REPORT OF INDEPENDENT ACCOUNTANTS....................          16
   STATEMENT OF CONDITION...............................          16

--------------------------------------------------------------------------------

RISK/RETURN SUMMARY


       1.  WHAT IS THE FUND'S OBJECTIVE?
           To provide a high level of current taxable income by investing in a fixed portfolio consisting primarily of insured long-term taxable municipal bonds with a duration of 15 to 30 years.
       2.  WHAT ARE TAXABLE MUNICIPAL BONDS?
        o Taxable municipal bonds are typically issued by municipalities or their agencies for purposes which do not qualify for federal tax exemption, but do qualify for state and local tax exemption. These bonds are issued to finance the cost of buying, building or improving various projects, such as sporting facilities, health care facilities, housing projects, electric, water and sewer utilities, and colleges or universities.
        o Generally, payments on these bonds depend on the revenues generated by the projects, excise taxes or state appropriations, or the bonds can be backed by the government's taxing power.
        o Due to federal taxation, taxable municipal bonds offer yields more comparable to other taxable sectors such as corporate bonds or agency bonds than to other municipal bonds. These bonds are federally taxable to individuals but still offer state, and often local, tax exemption on interest paid to residents of the state of issuance.
       3.  WHAT IS THE FUND'S INVESTMENT STRATEGY?
        O  The Fund plans to hold to maturity    insured, long-term
           taxable municipal bonds with an aggregate face amount of
           $               , and some short-term bonds reserved to pay
           the deferred sales charge.
        o The Fund is a unit investment trust which means that, unlike a mutual fund, the Fund's portfolio is not managed.
        o The bonds are rated AAA or Aaa by Standard & Poor's, Moody's or Fitch.
        o Most of the bonds cannot be called for several years, and after that they can be called at a premium declining over time to par value. Some bonds may be called earlier at par for extraordinary reasons.
        o 100% of the bonds are insured by AAA-rated insurance companies that guarantee timely payments of principal and interest on the bonds (but not Fund units or the market value of the bonds before they mature).
           The Portfolio consists of taxable municipal bonds of the following types:



                                                 APPROXIMATE
                                                  PORTFOLIO
                                                  PERCENTAGE



        o  Extended Care/Assisted Living
           Facilities/Hospitals                        %
        o  General Obligation                          %
        o  Government/State Leased Property            %
        o  Housing and Urban Development               %
        o  Pension Obligations                         %
        o  Private Landfills/Utilities/
           Prisons and Theme Parks                     %
        o  Single-and Multi-family Housing             %
        o  Sports Facilities/Teams                     %
        o  University/College                          %



       4.  WHAT ARE THE SIGNIFICANT RISKS?
           YOU CAN LOSE MONEY BY INVESTING IN THE FUND. THIS CAN HAPPEN FOR VARIOUS REASONS, INCLUDING:
        o Rising interest rates, an issuer's worsening financial condition or a drop in bond ratings can reduce the price of your units.
        o Because the Fund is concentrated in and bonds, adverse developments in these sectors may affect the value of your units.
        o Assuming no changes in interest rates, when you sell your units, they will generally be worth less than your cost because your cost included a sales fee.
        o The Fund will receive early returns of principal if bonds are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity.



       5.  IS THIS FUND APPROPRIATE FOR YOU?
           Yes, if you want taxable semiannual income. You will benefit from a professionally selected and supervised portfolio whose risk is reduced by investing in insured bonds of several different issuers.
           The Fund is not appropriate for you if you want a speculative investment that changes to take advantage of market movements, if you want a tax-advantaged investment or if you cannot tolerate any risk.

--------------------------------------------------------------------------------
                               DEFINED PORTFOLIO
--------------------------------------------------------------------------------

Insured Taxable Fund



                                                                              RATING              COST
PORTFOLIO TITLE                                  COUPON     MATURITY (1)   OF ISSUES (2)      TO FUND (3)
--------------------------------------------------------------------------------------------------------------
EXTENDED CARE/ASSISTED LIVING
FACILITIES/HOSPITALS (   %):
1. $                                                     %


GENERAL OBLIGATION (  %):

2. $


GOVERNMENT/STATE LEASED PROPERTY (   %):

3. $


4.

5. $

6. $

7. $


HOUSING AND URBAN DEVELOPMENT (   %):

8. $


------------------------------------
(1)  Approximately  % of the long-term bonds are callable in 200 ,  % are
     callable in 200 and    % are callable beginning in 200 .
(2) All ratings are by Standard & Poor's Ratings Group unless followed by '(m)', which indicates a Moody's Investors Service rating or by '(f)', which indicates a Fitch IBCA rating. An AAA rating indicates highest quality bonds with a very strong capacity to pay interest and repay principal.
                      ------------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   BONDS FROM THOSE DESCRIBED ABOVE.
                                                        (Continued on next page)

--------------------------------------------------------------------------------
                               DEFINED PORTFOLIO
--------------------------------------------------------------------------------

Insured Taxable Fund (Continued)


                                                                              RATING              COST
PORTFOLIO TITLE                                  COUPON     MATURITY (1)   OF ISSUES (2)      TO FUND (3)
--------------------------------------------------------------------------------------------------------------
PENSION OBLIGATIONS (  %):
9. $                                                     %

10. $


PRIVATE LANDFILLS/UTILITIES/
PRISONS/THEME PARKS (   %):

11. $


12. $

13. $


SINGLE-AND MULTI-FAMILY HOUSING (  %):

14. $


SPORTS FACILITIES/TEAMS (   %):

15. $



UNIVERSITY/COLLEGE (  %):


16. $
                                                                                          --------------------
                                                                                          --------------------
                                                                                          --------------------


------------------------------------
(3)  Approximately    % of the bonds were deposited at a premium and    % at a
     discount from par. Sponsors' profit on deposit was $             .
(4) The interest and principal on these bonds will be used to pay the deferred sales charge obligations of the investors, and these amounts are not included in the calculation of Estimated Current and Long Term Returns.
                      ------------------------------------

                   PLEASE NOTE THAT IF THIS PROSPECTUS IS USED AS A PRELIMINARY PROSPECTUS
                   FOR A FUTURE FUND IN THIS SERIES, THE PORTFOLIO WILL CONTAIN DIFFERENT
                   BONDS FROM THOSE DESCRIBED ABOVE.

           DEFINING YOUR INCOME AND
           ESTIMATING YOUR RETURN



           WHAT YOU MAY EXPECT (RECORD DAY: 10th day of
           each     and           )
           First payment per 1,000 units ( /25/99)           $
           Regular Semi-Annual Income per 1,000 units
           (each     and           beginning   /25/00):      $
           Annual Income per 1,000 units:                    $
           These figures are estimates on the business day before the initial date of deposit; actual payments may vary.



           Estimated Current Return%
           Estimated Long Term Return%
           These returns will vary (see page 6)



       6.  WHAT ARE THE FUND'S FEES AND EXPENSES?
           This table shows the costs and expenses you may pay, directly or indirectly, when you invest in the Fund.



           INVESTOR FEES
                                                               2.90%
           Maximum Sales Fee (Load) on new purchases
           (as a percentage of $1,000 invested)



           You will pay an up-front sales fee of 1.00%, as well as a total deferred sales fee of $19.00 ($2.38 per 1,000 units quarterly in the first year and $2.37 per 1,000 units quarterly in the second year). Employees of some of the Sponsors and their affiliates may be charged a reduced sales fee of no less than $5.00 per 1,000 Units.
           The maximum sales fee is reduced if you invest at least $100,000, as follows:



                                                 YOUR MAXIMUM
                                                    SALES FEE
                     IF YOU INVEST:                  WILL BE:
           -----------------------------------  -----------------
           Less than $100,000                            2.90%
           $100,000 to $249,999                          2.65%
           $250,000 to $499,999                          2.40%
           $500,000 to $999,999                          2.15%
           $1,000,000 and over                           1.90%

           Maximum Exchange Fee                          1.90%


           ESTIMATED ANNUAL FUND OPERATING EXPENSES


                                           AS A % OF       AMOUNT
                                              $1,000    PER 1,000
                                            INVESTED        UNITS
                                           ----------  -----------
                                                    %   $
           Trustee's Fee
                                                    %   $
           Portfolio Supervision,
           Bookkeeping and
           Administrative Fees
                                                    %   $
           Evaluator's Fee
                                                    %   $
           Other Operating Expenses
                                           ----------  -----------
                                                    %   $
           TOTAL



                                                          AMOUNT
                                                       PER 1,000
                                                           UNITS
                                                 ---------------------
                                                       $    2.00
           ORGANIZATIONAL COSTS (deducted from
           Fund assets at the close of the
           initial offering period)



           EXAMPLE
           This example may help you compare the cost of investing in the Fund to the cost of investing in other funds.
           The example assumes that you invest $10,000 in the Fund for the periods indicated and sell all your units at the end of those periods. The example also assumes a 5% return on your investment each year and that the Fund's operating expenses stay the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:



            1 Year     3 Years    5 Years    10 Years
               $          $          $          $



           You will pay the following expenses if you do not sell your units:



            1 Year     3 Years    5 Years    10 Years
               $          $          $          $



       7.  IS THE FUND MANAGED?
           Unlike a mutual fund, the Fund is not managed and bonds are not sold because of market changes. Rather, experienced



           Defined Asset Funds financial analysts regularly review the bonds in the Fund. The Fund may sell a bond if certain adverse credit or other conditions exist.

       8.  HOW DO I BUY UNITS?
           You can buy units from any of the Sponsors and other broker-dealers. The Sponsors are listed later in this prospectus. Some banks may offer units for sale through special arrangements with the Sponsors, although certain legal restrictions may apply.
           The minimum investment is $250.
           UNIT PRICE PER 1,000 UNITS           $
           (as of                  , 1999)
           Unit price is based on the net asset value of the Fund plus the up-front sales fee. An amount equal to any principal cash, as well as net accrued but undistributed interest on the unit, is added to the unit price. Unit price also includes the estimated organization costs shown on the previous page. An independent evaluator prices the bonds at 3:30 p.m. Eastern time every business day. Unit price changes every day with changes in the prices of the bonds in the Fund.
           UNIT PAR VALUE                               $1.00
           Unit par value means the total amount of money you should generally receive on each unit by the termination of the Fund (other than interest and premium on the bonds). This total amount assumes that all bonds in the Fund are either paid at maturity or called by the issuer at par or are sold by the Fund at par. If you sell your units before the Fund terminates, you may receive more or less than the unit par value.
       9.  HOW DO I SELL UNITS?
           You may sell your units at any time to any Sponsor or the Trustee for the net asset value determined at the close of business on the date of sale, less any remaining deferred sales fee. You will not pay any other fee when you sell your units.
      10.  HOW ARE DISTRIBUTIONS MADE AND TAXED?
           The Fund pays income twice a year. Interest on the bonds in this fund is subject to federal income taxes for U.S. investors, but if you are a non-U.S. investor, your interest may be exempt from U.S. federal income taxes, including withholding taxes. A portion of the income may be exempt from some state and local taxes, depending on where you live.
           You will also receive principal payments if bonds are sold or called or mature, when the cash available is more than $10.00 per 1,000 units. You will be subject to tax on any gain realized by the Fund on the disposition of bonds.
      11.  WHAT OTHER SERVICES ARE AVAILABLE?
           REINVESTMENT
           You will receive your semiannual income in cash unless you choose to compound your income by reinvesting at no sales fee in the Corporate Fund Investment Accumulation Program, Inc. This program is an open-end mutual fund with a comparable investment objective except that those bonds will generally not be insured.
           Income from this program will be subject to U.S. federal income taxes for both U.S. and foreign investors. For more complete information about the program, including charges and fees, ask the Trustee for the program's prospectus. Read it carefully before you invest. The Trustee must receive your written election to reinvest at least 10 days before the record day of an income payment.
           EXCHANGE PRIVILEGES
           You may exchange units of this Fund for units of certain other Defined Asset Funds. You may also exchange into this Fund from certain other funds. We charge a reduced sales fee on exchanges.

WHAT YOU CAN EXPECT FROM YOUR INVESTMENT

INCOME TWICE A YEAR

The Fund will pay you regular taxable income twice a year. Your income may vary because of:
   o elimination of one or more bonds from the Fund's portfolio because of calls, redemptions or sales;
   o a change in the Fund's expenses; or
   o the failure by a bond's issuer to pay interest.

Changes in interest rates generally will not affect your income because the portfolio is fixed.

Along with your income, you will receive your share of any available bond principal.

RETURN FIGURES

We cannot predict your actual return, which will vary with unit price, how long you hold your investment and changes in the portfolio, interest income and expenses.

Estimated Current Return equals the estimated annual cash to be received from the bonds in the Fund less estimated annual Fund expenses, divided by the Unit Price (including the maximum sales fee):


 Estimated Annual                  Estimated
 Interest Income        -       Annual Expenses
-------------------------------------------------
                   Unit Price


Estimated Long Term Return is a measure of the estimated return over the estimated life of the Fund. Unlike Estimated Current Return, Estimated Long Term Return reflects maturities, discounts and premiums of the bonds in the Fund. It is an average of the yields to maturity (or in certain cases, to an earlier call date) of the individual bonds in the portfolio, adjusted to reflect the Fund's maximum sales fee and estimated expenses. We calculate the average yield for the portfolio by weighting each bond's yield by its market value and the time remaining to the call or maturity date.

Yields on individual bonds depend on many factors including general conditions of the bond markets, the size of a particular offering and the maturity and quality rating of the particular issues. Yields can vary among bonds with similar maturities, coupons and ratings.

These return quotations are designed to be comparative rather than predictive.

RECORDS AND REPORTS

You will receive:
o a statement of income payments twice a year;
o a notice from the Trustee when new bonds are deposited in exchange or substitution for bonds originally deposited;
o an annual report on Fund activity; and
o annual tax information. This will also be sent to the IRS. You must report the amount of interest received during the year.

You may request:
o copies of bond evaluations to enable you to comply with federal and state tax reporting requirements; and
o audited financial statements of the Fund.

You may inspect records of Fund transactions at the Trustee's office during regular business hours.

THE RISKS YOU FACE

INTEREST RATE RISK

Investing involves risks, including the risk that your investment will decline in value if interest rates rise. Generally, bonds with longer maturities will change in value more than bonds with shorter maturities. Bonds in the Fund are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the Fund. Of course, we cannot predict how interest rates may change.

CALL RISK

Many bonds can be prepaid or 'called' by the issuer before their stated maturity. For example, some bonds may be required to be called pursuant to mandatory sinking fund provisions.

Also, an issuer might call its bonds during periods of falling interest rates, if the issuer's bonds have a coupon higher than current market rates.

An issuer might call its bonds in extraordinary cases, including if:
   o it no longer needs the money for the original purpose;
   o the project is condemned or sold;
   o the project is destroyed and insurance proceeds are used to redeem the bonds; or
   o any related credit support expires and is not replaced.

If the bonds are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield or as long a maturity. An early call at par of a premium bond will reduce your return.

REDUCED DIVERSIFICATION RISK

If many investors sell their units, the Fund will have to sell bonds. This could reduce the diversification of your investment and increase your share of Fund expenses.

LIQUIDITY RISK

The bonds will generally trade in the over-the-counter market. We cannot assure you that a liquid trading market will exist, especially since current law may restrict the Fund from selling bonds to any Sponsor. The value of the bonds, and of your investment, may be reduced if trading in bonds is limited or absent.

CONCENTRATION RISK

When a certain type of bond makes up 25% or more of the portfolio, the Fund is said to be 'concentrated' in that bond type, which makes the Fund less diversified.

Here is what you should know about the Fund's concentration in bonds. Payment for these bonds depends on:
   o
   o
   o
   o

Changes to the portfolio from bond redemptions, maturities and sales may affect the Fund's concentration over time.

INSURANCE RELATED RISK

The bonds are backed by insurance companies (as shown under Defined Portfolio). Insurance policies generally make payments only according to a bond's original payment schedule and do not make early payments when a bond defaults. Although the federal government does not regulate the insurance business, various state laws and federal initiatives and tax law changes could significantly affect the insurance business. The claims-paying ability of the insurance companies is generally rated AAA by Standard & Poor's or another nationally recognized rating organization. The insurance company ratings are subject to change at any time at the discretion of the rating agencies. The rating of a bond will be reduced if the rating of its insurer is reduced. A reduction in a bond's rating may decrease its value and, indirectly, the value of your investment in the Fund.

LITIGATION AND LEGISLATION RISKS

We do not know of any pending litigation that might have a material adverse effect upon the Fund.

SELLING OR EXCHANGING UNITS

You can sell your units at any time for a price based on net asset value. Your net asset value is calculated each business day by:
   o adding the value of the bonds, net accrued interest, cash and any other Fund assets;
   o subtracting accrued but unpaid Fund expenses, unreimbursed Trustee advances, cash held to buy back units or for distribution to investors and any other Fund liabilities; and
   o dividing the result by the number of outstanding units.

Your net asset value when you sell may be more or less than your cost because of sales fees, market movements and changes in the portfolio.

As of the close of the initial offering period, the price you receive will be reduced to reflect estimated organization costs.

If you sell your units before the final deferred sales fee installment, the amount of any remaining installments will be deducted from your proceeds.

SPONSORS' SECONDARY MARKET

While we are not obligated to do so, we will buy back units at net asset value without any other fee or charge other than any remaining deferred sales charge. We may resell the units to other buyers or to the Trustee. You should consult your financial professional for current market prices to determine if other broker-dealers or banks are offering higher prices.

We have maintained a secondary market continuously for over 25 years, but we could discontinue it without prior notice for any business reason.

SELLING UNITS TO THE TRUSTEE

Regardless of whether we maintain a secondary market, you can sell your units to the Trustee at any time by sending the Trustee a letter (with any outstanding certificates if you hold unit certificates). You must properly endorse your certificates (or execute a written transfer instrument with signatures guaranteed by an eligible institution). Sometimes, additional documents are needed such as a trust document, certificate of corporate authority, certificate of death or appointment as executor, administrator or guardian.

Within seven days after your request and the necessary documents are received, the Trustee will mail a check to you. Contact the Trustee for additional information.

As long as we are maintaining a secondary market, the Trustee will sell your units to us at a price based on net asset value. If there is no secondary market, the Trustee may sell your units in the over-the-counter market for a higher price, but it is not obligated to do so. In that case, you will receive the net proceeds of the sale.

If the Fund does not have cash available to pay you for units you are selling, the agent for the Sponsors will select bonds to be sold. Bonds will be selected based on market and credit factors. These sales could be made at times when the bonds would not otherwise be sold and may result in your receiving less than the unit par value and also reduce the size and diversity of the Fund.

If you acquire 25% or more of the outstanding units of the Fund and you sell units with a value exceeding $250,000, the Trustee may choose to pay you 'in kind' by distributing bonds and cash with a total value equal to the price of those units. The Trustee will try to distribute bonds in the portfolio pro rata, but it reserves the right to distribute only one or a few bonds. The Trustee will act as your agent in an in kind distribution and will either hold the bonds for your account or sell them as you instruct. You must pay any transaction costs as well as transfer and ongoing custodial fees on sales of bonds distributed in kind.

There could be a delay in paying you for your units:
   o if the New York Stock Exchange is closed (other than customary weekend and holiday closings);
   o if the SEC determines that trading on the New York Stock Exchange is restricted or that an emergency exists making sale or evaluation of the bonds not reasonably practicable; and
   o for any other period permitted by SEC order.

EXCHANGE OPTION

You may exchange units of certain Defined Asset Funds for units of this Fund at a maximum exchange fee of 1.90%. You may exchange units of this Fund for units of certain other funds at a reduced sales fee if your investment goals change. To exchange units, you should talk to your financial professional about what funds are exchangeable, suitable and currently available.

Normally, an exchange is taxable and you must recognize any gain or loss on the exchange. However, the IRS may try to disallow a loss if the portfolios of the two funds are not materially different; you should consult your own tax adviser.

We may amend or terminate this exchange option at any time without notice.

HOW THE FUND WORKS

PRICING

The price of a unit includes interest accrued on the bonds, less expenses, from the initial date of deposit up to, but not including, the settlement date, which is usually three business days after the purchase date of the unit.

Bonds also carry accrued but unpaid interest up to the initial date of deposit. To avoid having you pay this additional accrued interest (which earns no return) when you buy, the Trustee advances this amount to the Sponsors. The Trustee recovers this advance from interest received on the bonds.

In addition, a portion of the price of a unit consists of cash to pay all or some of the costs of organizing the Fund including:

   o cost of initial preparation of legal documents;
   o federal and state registration fees;
   o initial fees and expenses of the Trustee;
   o initial audit; and
   o legal expenses and other out-of-pocket expenses.

EVALUATIONS

An independent Evaluator values the bonds on each business day (excluding Saturdays, Sundays and the following holidays as observed by the New York Stock
Exchange: New Year's Day, Presidents' Day, Martin Luther King, Jr. Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving and Christmas). Bond values are based on current bid or offer prices for the bonds or comparable bonds. In the past, the difference between bid and offer prices of publicly
offered taxable municipal bonds has ranged from     % of face amount on actively
traded issues to     % on inactively traded issues; the difference has averaged between  and  %.

INCOME

Interest on any bonds purchased on a when-issued basis or for a delayed delivery does not begin to accrue until the bonds are delivered to the Fund. If a bond is not delivered on time and the Trustee's annual fee and expenses do not cover the additional accrued interest, we will treat the contract to buy the bond as failed.

The Trustee credits interest to an Income Account and other receipts to a Capital Account. The Trustee may establish a Reserve Account by withdrawing from these accounts amounts it considers appropriate to pay any material liability. These accounts do not bear interest.

EXPENSES

The Trustee is paid monthly. It also benefits when it holds cash for the Fund in non-interest bearing accounts. The Trustee may also receive additional amounts:
   o to reimburse the Trustee for the Fund's operating expenses;
   o for extraordinary services and costs of indemnifying the Trustee and the Sponsors;
   o costs of actions taken to protect the Fund and other legal fees and expenses;
   o expenses for keeping the Fund's registration statement current; and
   o Fund termination expenses and any governmental charges.

The Sponsors are currently reimbursed up to 45 cents per $1,000 face amount annually for providing portfolio supervisory, bookkeeping and administrative services and for any other expenses properly chargeable to the Fund. While this fee may exceed the amount of these costs and expenses attributable to this Fund, the total of these fees for all Series of Defined Asset Funds will not exceed the aggregate amount attributable to all of these Series for any calendar year. The Fund also pays the Evaluator's fees.

The Trustee's, Sponsors' and Evaluator's fees may be adjusted for inflation without investors' approval.

Quarterly deferred sales fees you owe are paid with interest and principal from certain bonds. If these amounts are not enough, the rest will be paid out of distributions to you from the Fund's Capital and Income Accounts.

The Sponsors will pay advertising and selling expenses at no charge to the Fund. If Fund expenses exceed initial estimates, the Fund will owe the excess. The Trustee has a lien on Fund assets to secure reimbursement of Fund expenses and may sell bonds if cash is not available.

PORTFOLIO CHANGES

The Sponsors and Trustee are not liable for any default or defect in a bond; if a contract to buy any bond fails in the first 90 days of the Fund, we generally will deposit a replacement taxable insured municipal bond with a similar yield, maturity, rating and price.

Unlike a mutual fund, the portfolio is designed to remain intact and we may keep bonds in the portfolio even if their credit quality declines or other adverse financial circumstances occur. However, we may sell a bond in certain cases if we believe that certain adverse credit conditions exist or if a bond becomes taxable.

If we maintain a secondary market in units but are unable to sell the units that we buy in the secondary market, we will redeem units, which will affect the size and composition of the portfolio. Units offered in the secondary market may not represent the same face amount of bonds that they did originally.

We decide whether or not to offer units for sale that we acquire in the secondary market after reviewing:
   o diversity of the portfolio;
   o size of the Fund relative to its original size;
   o ratio of Fund expenses to income;
   o current and long-term returns;
   o degree to which units may be selling at a premium over par; and
   o cost of maintaining a current prospectus.

FUND TERMINATION

The Fund will terminate following the stated maturity or sale of the last bond in the portfolio. The Fund may also terminate earlier with the consent of investors holding 51% of the units or if total assets of the Fund have fallen below 40% of the face amount of bonds deposited. We will decide whether to terminate the Fund early based on the same factors used in deciding whether or not to offer units in the secondary market.

When the Fund is about to terminate you will receive a notice, and you will be unable to sell your units after that time. On or shortly before termination, we will sell any remaining bonds, and you will receive your final distribution. Any bond that cannot be sold at a reasonable price may continue to be held by the Trustee in a liquidating trust pending its final sale.

You will pay your share of the expenses associated with termination, including brokerage costs in selling bonds. This may reduce the amount you receive as your final distribution.

CERTIFICATES

Certificates for units are issued on request. You may transfer certificates by complying with the requirements for redeeming certificates, described above. You can replace lost or mutilated certificates by delivering satisfactory indemnity and paying the associated costs.

TRUST INDENTURE

The Fund is a 'unit investment trust' governed by a Trust Indenture, a contract among the Sponsors, the Trustee and the Evaluator, which sets forth their duties and obligations and your rights. A copy of the Indenture is available to you on request to the Trustee. The following summarizes certain provisions of the Indenture.

The Sponsors and the Trustee may amend the Indenture without your consent:
   o to cure ambiguities;
   o to correct or supplement any defective or inconsistent provision;
   o to make any amendment required by any governmental agency; or
   o to make other changes determined not to be materially adverse to your best interest (as determined by the Sponsors).
Investors holding 51% of the units may amend the Indenture. Every investor must consent to any amendment that changes the 51% requirement. No amendment may reduce your interest in the Fund without your written consent.

The Trustee may resign by notifying the Sponsors. The Sponsors may remove the Trustee without your consent if:
   o it fails to perform its duties and the Sponsors determine that its replacement is in your best interest; or
   o it becomes incapable of acting or bankrupt or its affairs are taken over by public authorities.
Investors holding 51% of the units may remove the Trustee. The Evaluator may resign or be removed by the Sponsors and the Trustee without the consent of investors. The resignation or removal of either becomes effective when a successor accepts appointment. The Sponsors will try to appoint a successor promptly; however, if no successor has accepted within 30 days after notice of resignation, the resigning Trustee or Evaluator may petition a court to appoint a successor.

Any Sponsor may resign as long as one Sponsor with a net worth of $2 million remains and agrees to the resignation. The remaining Sponsors and the Trustee may appoint a replacement. If there is only one Sponsor and it fails to perform its duties or becomes bankrupt the Trustee may:
   o remove it and appoint a replacement Sponsor;
   o liquidate the Fund; or
   o continue to act as Trustee without a Sponsor.

Merrill Lynch, Pierce, Fenner & Smith Incorporated acts as agent for the
Sponsors.

The Trust Indenture contains customary provisions limiting the liability of the Trustee, the Sponsors and the Evaluator.

LEGAL OPINION

Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, as special counsel for the Sponsors, has given an opinion that the units are validly issued.

AUDITORS

Deloitte & Touche LLP, 2 World Financial Center, New York, New York 10281, independent accountants, audited the Statement of Condition included in this prospectus.

SPONSORS

The Sponsors and their underwriting percentages are:

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED (a wholly-owned subsidiary of Merrill Lynch & Co., Inc.)
P.O. Box 9051,
Princeton, NJ 08543-9051                                                       %

SALOMON SMITH BARNEY INC.
(an indirectly wholly-owned subsidiary of
Citigroup Inc.)
388 Greenwich Street--23rd Floor,
New York, NY 10013                                                             %

DEAN WITTER REYNOLDS INC. (a principal operating subsidiary of Morgan Stanley Dean Witter & Co.)
Two World Trade Center--59th Floor,
New York, NY 10048                                                             %
PAINEWEBBER INCORPORATED (a wholly-owned subsidiary of PaineWebber Group Inc.) 1285 Avenue of the Americas,
New York, NY 10019                                                      _______%
                                                100.00%

Each Sponsor is a Delaware corporation and it, or its predecessor, has acted as sponsor to many unit investment trusts. As a registered broker-dealer each Sponsor buys and sells securities (including investment company shares) for others (including investment companies) and participates as an underwriter in various selling groups.

TRUSTEE

The Bank of New York, Unit Investment Trust Department, Box 974, Wall Street Division, New York, New York 10268-0974, is the Trustee. It is supervised by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

UNDERWRITERS' AND SPONSORS' PROFITS

Underwriters receive sales charges when they sell units. Sponsors also realize a profit or loss on deposit of the bonds shown under Defined Portfolio. Any cash made available by you to the Sponsors before the settlement date for those units may be used in the Sponsors' businesses to the extent permitted by federal law and may benefit the Sponsors.

A Sponsor or Underwriter may realize profits or sustain losses on bonds in the Fund which were acquired from underwriting syndicates of which it was a member.
We bought approximately    % of the bonds in the portfolio from one or more of
the Sponsors (as sole underwriter, managing underwriter or member of an underwriting syndicate).

During the initial offering period, the Sponsors also may realize profits or sustain losses on units they hold. In maintaining a secondary market, the Sponsors will also realize profits or sustain losses in the amount of any difference between the prices at which they buy units and the prices at which they resell or redeem them.

PUBLIC DISTRIBUTION

During the initial offering period, units will be distributed to the public by the Sponsors and dealers who are members of the National Association of Securities Dealers, Inc. This period is 30 days or less if all units are sold. The Sponsors may extend the initial period up to 120 days.

The Sponsors do not intend to qualify units for sale in any foreign countries. This prospectus does not constitute an offer to sell units in any country where units cannot lawfully be sold.

In the initial offering period, the concession to dealers will be $21 per 1,000 units. We may change the concession at any time. Dealers may resell units to other dealers with a concession not in excess of the original concession to dealers.

CODE OF ETHICS

Merrill Lynch, as agent for the Sponsors, has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its employees with access to information on portfolio transactions. The goal of the code is to prevent fraud, deception or misconduct against the Fund and to provide reasonable standards of conduct.

YEAR 2000 ISSUES

Many computer systems were designed in such a way that they may be unable to distinguish between the year 2000 and the year 1900 (commonly known as the 'Year 2000 Problem'). We do not expect that the computer system changes necessary to prepare for the Year 2000 will cause any major operational difficulties for the Fund.

TAXES

The following summary describes some of the important income tax consequences of holding units. It assumes that you are not a dealer, financial institution, insurance company or other investor with special circumstances. You should consult your own tax adviser about your particular circumstances.

In the opinion of our counsel, under existing law:

GENERAL TREATMENT OF THE FUND AND YOUR INVESTMENT

The Fund will not be taxed as a corporation for federal income tax purposes, and you will be considered to own directly your share of each bond in the Fund.

INCOME OR LOSS UPON DISPOSITION

When all or part of your share of a bond is disposed of (for example, when the Fund sells, exchanges or redeems a bond or when you sell or exchange your units), you will generally recognize capital gain or loss. Your gain, however, will generally be ordinary income to the extent of any accrued 'market discount'. Generally you will have market discount to the extent that your basis in a bond when you purchase a unit is less than its stated redemption price at maturity (or, if it is an original issue discount bond, the issue price increased by original issue discount that has accrued on the bond before your purchase). You should consult your tax adviser in this regard.

If your net long-term capital gains exceed your net short-term capital losses, the excess may be subject to tax at a lower rate than ordinary income. Any capital gain from the Fund will be long-term if you are considered to have held your investment on each bond for more than one year and short-term if you held it for one year or less. Because the deductibility of capital losses is subject to limitations, you may not be able to deduct all of your capital losses. You should consult your tax adviser in this regard.

YOUR BASIS IN THE BONDS

Your aggregate basis in the bonds will be equal to the cost of your units, including any sales charges and the organizational expenses you pay, adjusted to reflect any accruals of 'original issue discount,' 'acquisition premium' and 'bond premium'. You should consult your tax adviser in this regard.

EXPENSES

If you are an individual who itemizes deductions, you may deduct your share of Fund expenses, but only to the extent that such amount, together with your other miscellaneous deductions, exceeds 2% of your adjusted gross income. Your ability to deduct Fund expenses will be limited further if your adjusted gross income exceeds a specified amount (for 1998, $124,500 or $62,250 for a married person filing separately).

FOREIGN INVESTORS

If you are a foreign investor and you are not engaged in a U.S. trade or business, you generally will not be subject to U.S. federal income tax, including withholding tax, on the interest or gain on a bond issued after July 18, 1984 if you meet certain requirements, including the certification of foreign status and other matters. You should consult your tax adviser about the possible application of federal, state and local, and foreign taxes.

STATE AND LOCAL TAXES

Depending on where you live, income on some of the bonds may be exempt from state and local taxation. You should consult your tax adviser in this regard.

RETIREMENT PLANS

You may wish to purchase units for an Individual Retirement Account (IRA) or other retirement plan. Generally, capital gains and income received in each of these plans are exempt from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for tax-deferred rollover treatment. You should consult your attorney or tax adviser about the specific tax rules relating to these plans are offered by brokerage firms, including the Sponsors of this Fund, and other financial institutions. Fees and charges with respect to such plans may vary.

SUPPLEMENTAL INFORMATION

You can receive at no cost supplemental information about the Fund by calling the Trustee. The supplemental information includes more detailed risk disclosure about the types of bonds that may be in the Fund's portfolio, general risk disclosure concerning any insurance securing certain bonds, and general information about the structure and operation of the Fund. The supplemental information is also available from the SEC.

                       REPORT OF INDEPENDENT ACCOUNTANTS

The Sponsors, Trustee and Holders of Insured Taxable Fund, Defined Asset Funds (the 'Fund'):

We have audited the accompanying statement of condition and the related defined
portfolio included in the prospectus of the Fund as of                 , 1999.
This financial statement is the responsibility of the Trustee. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation of cash, securities and an irrevocable letter of credit deposited for the purchase of securities, as described in the statement of condition, with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Fund as of
                , 1999 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
NEW YORK, N.Y.
, 1999
           STATEMENT OF CONDITION AS OF                       , 1999

TRUST PROPERTY


Investments--Bonds and Contracts to purchase Bonds(1)    $
Cash
Accrued interest to Initial Date of Deposit on underlying
  Bonds
                                                         --------------------
           Total                                         $
                                                         --------------------
                                                         --------------------
LIABILITIES AND INTEREST OF HOLDERS
Liabilities: Advance by Trustee for accrued interest (2) $
Reimbursement of Sponsors for organization expenses (3)
                                                         --------------------
Subtotal
                                                         --------------------
Interest of Holders of              Units of fractional
  undivided interest outstanding:
Cost to investors (3)(4)(5)
Organization expenses (3) and gross underwriting
  commissions(4)                                                            ()
                                                         --------------------
Subtotal
                                                         --------------------
           Total                                         $
                                                         --------------------
                                                         --------------------


---------------

          (1) Aggregate cost to the Fund of the bonds listed under Defined Portfolio is based upon the offer side evaluation determined by the Evaluator at the evaluation time on the business day prior to the Initial Date of Deposit. The contracts to purchase the bonds are collateralized by an irrevocable letter
of credit which has been issued by The           Bank, New York Branch, in the
amount of $                and deposited with the Trustee. The amount of the
letter of credit includes $                for the purchase of $            face
amount of the bonds, plus $            for accrued interest.
          (2) Representing a special distribution to the Sponsors by the Trustee of an amount equal to the accrued interest on the bonds.
          (3) A portion of the Unit Price consists of cash in an amount sufficient to pay for costs incurred in establishing the Fund. These costs have been estimated at $2.00 per 1,000 Units. A distribution will be made at the close of the initial offering period to an account maintained by the Trustee from which the organization expense obligation of the investors to the Sponsors will be satisfied.
          (4) Assumes the maximum up-front sales fee per 1,000 units of 1.00% of the Unit Price. A deferred sales fee of $19.00 per 1,000 Units is payable over a two-year period ($2.38 per 1,000 Units quarterly in the first year and $2.37 per 1,000 units quarterly in the second year). Distributions will be made to an account maintained by the Trustee from which the deferred sales fee obligation of the investors will be satisfied. If units are redeemed prior to the final deferred sales charge deduction, the remaining portion of the deferred sales fee applicable to such units will be transferred to the account on the redemption date.
          (5) Aggregate Unit Price (exclusive of interest) computed on the basis of the offer side evaluation of the underlying bonds as of the evaluation time on the business day prior to the Initial Date of Deposit.

                             Defined
                             Asset FundsSM


HAVE QUESTIONS ?                         INSURED TAXABLE FUND
Request the most recent free             (A Unit Investment Trust)
Information Supplement                   ---------------------------------------
that gives more details about            This Prospectus does not contain
the Fund, by calling:                    complete information about the
The Bank of New York                     investment company filed with the
1-800-221-7771                           Securities and Exchange Commission in
                                         Washington, D.C. under the:
                                         o Securities Act of 1933 (file no.
                                         333-       ) and
                                         o Investment Company Act of 1940 (file
                                         no. 811-2537).
                                         TO OBTAIN COPIES AT PRESCRIBED RATES--
                                         WRITE: Public Reference Section of the
                                         Commission
                                         450 Fifth Street, N.W., Washington,
                                         D.C. 20549-6009
                                         CALL: 1-800-SEC-0330.
                                         VISIT: http://www.sec.gov.
                                         ---------------------------------------
                                         No person is authorized to give any
                                         information or representations about
                                         this Fund not contained in this
                                         Prospectus or the Information
                                         Supplement, and you should not rely on
                                         any other information.
                                         ---------------------------------------
                                         When units of this Fund are no longer
                                         available, this Prospectus may be used
                                         as a preliminary prospectus for a
                                         future series, but some of the
                                         information in this Prospectus will be
                                         changed for that series.
                                         Units of any future series may not be
                                         sold nor may offers to buy be accepted
                                         until that series has become effective
                                         with the Securities and Exchange
                                         Commission. No units can be sold in any
                                         State where a sale would be illegal.


                                                          --  /99

                                    PART II
             ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Depositors is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


 I. Bonding arrangements of each of the Depositors are incorporated by reference to Item A of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

 II. The date of organization of each of the Depositors is set forth in Item B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241) and is herein incorporated by reference thereto.

III. The Charter and By-Laws of each of the Depositors are incorporated herein by reference to Exhibits 1.3 through 1.12 to the Registration Statement on Form S-6 under the Securities Act of 1933 for Municipal Investment Trust Fund, Monthly Payment Series--573 Defined Asset Funds (Reg. No. 333-08241).

IV. Information as to Officers and Directors of the Depositors has been filed pursuant to Schedules A and D of Form BD under Rules 15b1-1 and 15b3-1 of the Securities Exchange Act of 1934 and is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement:


Merrill Lynch, Pierce, Fenner & Smith Incorporated               8-7221
Salomon Smith Barney Inc. ................................       8-8177
PaineWebber Incorporated..................................      8-16267
Dean Witter Reynolds Inc. ................................      8-14172


          ------------------------------------

     B. The Internal Revenue Service Employer Identification Numbers of the Sponsors and Trustee are as follows:


Merrill Lynch, Pierce, Fenner & Smith Incorporated             13-5674085
Salomon Smith Barney Inc. ................................     13-1912900
PaineWebber Incorporated..................................     13-2638166
Dean Witter Reynolds Inc. ................................     94-0899825
The Bank of New York, Trustee.............................     13-4941102


                                  UNDERTAKING
The Sponsors undertake that they will not instruct the Trustee to accept from
(i) AMBAC Indemnity Corporation; Financial Guaranty Insurance Company, MBIA Insurance Corporation or any other insurance company affiliated with any of the Sponsors, in settlement of any claim, less than an amount sufficient to pay any principal or interest (and, in the case of a taxability redemption, premium) then due on any Security in accordance with the municipal bond guaranty insurance policy attached to such Security or (ii) any affiliate of the Sponsors who has any obligation with respect to any Security, less than the full amount due pursuant to the obligation, unless such instructions have been approved by the Securities and Exchange Commission pursuant to Rule 17d-1 under the Investment Company Act of 1940.

                       CONTENTS OF REGISTRATION STATEMENT
The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Defined Asset Funds Municipal Series, 1933 Act File No. 33-54565).

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

The following exhibits:


 *1.1   --Form of Trust Indenture.
 1.1.1 --Form of Standard Terms and Conditions of Trust Effective October 21, 1993 (incorporated by reference to Exhibit 1.1.1 to the Registration Statement of Municipal Investment Trust Fund, Multistate Series-48, 1933 Act File No. 33-50247).
 1.2 --Form of Master Agreement Among Underwriters (incorporated by reference to Exhibit 1.2 to the Registration Statement of The Corporate Income Fund, One Hundred Ninety-Fourth Monthly Payment Series, 1933 Act File No. 2-90925).
 2.1    --Form of Certificate of Beneficial Interest (included in Exhibit
        1.1.1).
 *3.1   --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings 'How The Fund Works--'Legal Opinion' in the Prospectus.
 *4.1   --Consent of the Evaluator.
 *5.1   --Consent of independent accountants.
 9.1 --Information Supplement (incorporated by reference to Exhibit 9.1 to Amendment No. 4 to the Registration Statement of Municipal Investment Trust Fund, Insured Series--207, 1933 Act File No. 33-54037).


------------------------------------

*To be filed by amendment.

                              DEFINED ASSET FUNDS
                              INSURED TAXABLE FUND
                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 14TH DAY OF DECEMBER, 1998.

               SIGNATURES APPEAR ON PAGES R-3, R-4, R-5 AND R-6.

     A majority of the members of the Board of Directors of Merrill Lynch, Pierce, Fenner & Smith Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Salomon Smith Barney Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Executive Committee of the Board of Directors of PaineWebber Incorporated has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

     A majority of the members of the Board of Directors of Dean Witter Reynolds Inc. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

               MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under
  the Board of Directors of Merrill         Form SE and the following 1933 Act
  Lynch, Pierce,                            File
  Fenner & Smith Incorporated:              Number: 33-43466 and 33-51607


      HERBERT M. ALLISON, JR.
      JOHN L. STEFFENS
      ERNEST V. FABIO
      (As authorized signatory for Merrill Lynch, Pierce,
      Fenner & Smith Incorporated and
      Attorney-in-fact for the persons listed above)

                           SALOMON SMITH BARNEY INC.
                                   DEPOSITOR


By the following persons, who constitute a majority of      Powers of Attorney
  the Board of Directors of Salomon Smith Barney Inc.:        have been filed
                                                              under the 1933 Act
                                                              File Numbers:
                                                              333-63417 and
                                                              333-63033


      MICHAEL A. CARPENTER
      DERYCK C. MAUGHAN

      By GINA LEMON
       (As authorized signatory for
       Salomon Smith Barney Inc. and
       Attorney-in-fact for the persons listed above)

                            PAINEWEBBER INCORPORATED
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  the Board of Directors of PaineWebber     under
  Incorporated:                             the following 1933 Act File
                                            Number: 2-61279


      MARGO N. ALEXANDER
      TERRY L. ATKINSON
      BRIAN M. BAREFOOT
      STEVEN P. BAUM
      MICHAEL CULP
      REGINA A. DOLAN
      JOSEPH J. GRANO, JR.
      EDWARD M. KERSCHNER
      JAMES P. MacGILVRAY
      DONALD B. MARRON
      ROBERT H. SILVER
      MARK B. SUTTON
      By
       ROBERT E. HOLLEY
       (As authorized signatory for
       PaineWebber Incorporated
       and Attorney-in-fact for the persons listed above)

                           DEAN WITTER REYNOLDS INC.
                                   DEPOSITOR


By the following persons, who constitute  Powers of Attorney have been filed
  a majority of                             under Form SE and the following 1933
  the Board of Directors of Dean Witter     Act File Numbers: 33-17085 and
  Reynolds Inc.:                            333-13039


      RICHARD M. DeMARTINI
      ROBERT J. DWYER
      CHRISTINE A. EDWARDS
      JAMES F. HIGGINS
      MITCHELL M. MERIN
      STEPHEN R. MILLER
      RICHARD F. POWERS III
      PHILIP J. PURCELL
      THOMAS C. SCHNEIDER
      WILLIAM B. SMITH
      By
       MICHAEL D. BROWNE
       (As authorized signatory for
       Dean Witter Reynolds Inc.
       and Attorney-in-fact for the persons listed above)